# SENTIVITY.AI LLC

**(a Delaware Limited Liability Company)**

# Form C

## Disclosures in Reg CF Offering

## April 25th, 2025

# TABLE OF CONTENTS

4875-1741-7770, v. 1

# FORM C

## Company Disclosures

### Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

### §227.201(a) – Basic Information About the Company

| | |
|---|---|
| **Name of Company** | Sentivity.ai LLC |
| **State of Organization** (not necessarily where the Company operates, but the State in which the Company was formed) | Delaware |
| **Date Company Was Formed** (from the Company's Certificate of Incorporation) | February 3rd 2025 |
| **Kind of Entity** | Limited Liability Company |
| **Street Address** | 200 Edge Way, apt 401, Blacksburg, VA, 24060 |
| **Website Address** | https://www.sentivity.ai/ |

4875-1741-7770, v. 1

|  | *Most Recent Fiscal Year* | *Previous Fiscal Year* |
|---|---|---|
| Total Assets | $0.00 | $0.00 |
| Cash & Equivalents | $0.00 | $0.00 |
| Account Receivable | $0.00 | $0.00 |
| Short-Term Debt | $0.00 | $0.00 |
| Long-Term Debt | $0.00 | $0.00 |
| Revenues/Sales | $0.00 | $0.00 |
| Cost of Goods Sold | $0.00 | $0.00 |
| Taxes Paid | $0.00 | $0.00 |
| Net Income | ($119.69) | $0.00 |

Will the Company use a special purpose vehicle (SPV) in this offering?

YES        _____

NO        _____X_____

## §227.201(b) – Directors and Officers

**Person #1**

| Name | Rowan Martnishn | |
|---|---|---|
| All positions with the Company and How Long for Each Position | **Position: Founder and CEO** | **How Long: Feb 3rd 2025** |
| Business Experience During Last Three Years (Brief Description) | Virginia Tech majoring in Computational Modeling and Data Analytics, Freelance ML Engineer, Interning Summer '25 at CACI | |
| Principal Occupation During Last Three Years | Student | |
| Has this Person Been Employed by Anyone Else During the Last Three Years? | _X____   Yes  _____   No | |

4875-1741-7770, v. 1

| If Yes, List the Name of the Other Employer(s) and its (their) Principal Business | **Name:**<br><br>**ICAT VT** | **Business:**<br><br>**Merging tech and art to create novel inventions and products** |
|---|---|---|

**Person #2**

| Name | Vishal Green | |
|---|---|---|
| All positions with the Company and How Long for Each Position | **Position:**<br><br>**President** | **How Long:**<br><br>**Feb 3rd 2025** |
| Business Experience During Last Three Years (Brief Description) | Computer Science student at Virginia Tech, interning at CGI summer '25 | |
| Principal Occupation During Last Three Years | Student | |
| Has this Person Been Employed by Anyone Else During the Last Three Years? | _X____ Yes<br><br>_____ No | |
| If Yes, List the Name of the Other Employer(s) and its (their) Principal Business | **Name:**<br><br>**Virginia Tech Libraries**<br><br>**RAM-Corporation** | **Business:**<br><br>Servicing students through studio network on campus<br><br>IT solutions and tech consulting |

4

## §227.201(c) – Each Person Who Owns 20% or More of the Voting Power

| Name | Rowan Martnishn |
|------|-----------------|
| **Name** | |
| **Name** | |
| **Name** | |
| **Name** | |

## §227.201(d) – The Company's Business and Business Plan

**Overview**
Sentivity.ai is an AI-native analytics company that converts the chaos of social media into forward-looking intelligence for capital markets, political-risk analysts, and enterprise communications teams. Using a proprietary transformer + XGBoost pipeline retrained each week, we ingest millions of posts from Reddit, YouTube, Instagram, fringe forums, and news sources to deliver:

- Real-Time Sentiment Monitoring Reports that flag emerging narrative shifts and reputational threats.
- Market-Forecasting Dashboard with sector-level price-direction probabilities and asset-specific risk alerts.
- Exportable Alert Feeds (API & webhooks) that integrate directly with internal trading, BI, or crisis-monitoring tools.
- Sentivity Capital Module — a forecasting layer that has demonstrated 97 % directional accuracy and 5-8 % average weekly returns in historical back-tests.

All functionality is delivered as a single B2B SaaS platform; our earlier consumer-facing extensions (Sentry, Render, Hive) have been merged into this enterprise suite to focus exclusively on capital-market and institutional clients.

Problem & Market
Financial performance, election outcomes, and brand equity are increasingly driven by online sentiment, yet legacy tools (Brandwatch, NetBase Quid, Sprinklr) either sample too narrowly or report after the fact. The total addressable market exceeds $43 B across alternative-data feeds for finance, political-risk analytics, and enterprise AI social analysis.

Solution & Competitive Advantage

4875-1741-7770, v. 1

1. Multimodal aggregation across text, images, and hyperlinks from decentralized platforms.
2. Multi-day-ahead spike forecasting with confidence scores, not just historical sentiment snapshots.
3. Explainable models — no black-box lexicons; we surface interpretable feature importance for client compliance teams.
4. Ethical safeguards baked into the pipeline (bias auditing, differential-privacy fuzzing).

---

Business Model
*Enterprise SaaS*

- One-time implementation fee (data connectors & model calibration).
- Recurring subscription for dashboard seats, API calls, and bespoke reports.
- Performance-based add-on for Sentivity Capital signals.

---

Funding & Security
We are raising $500,000 under Regulation CF on Loupt via a SAFE capped at $6.5 M (automatic step-up to $9 M if we reach $10 K MRR or 25 K active users before conversion). Proceeds will finance scalable architecture (30 %), go-to-market execution (25 %), AI talent (30 %), and legal/IP protection (10 %) with a 5 % contingency reserve.

*Annualized: 2025 — $150 K ARR; 2026 — $450 K+ ARR; 2027 — $1.1 M+ ARR across capital, political-risk, and enterprise-risk verticals.
*Forward-looking statements are subject to risks described below.

Starting this summer (Q2 2025) we will switch on a closed beta of the Sentivity Intelligence Dashboard with three pilot hedge-fund and consulting clients. Those pilots are expected to generate roughly $5 000 in monthly recurring revenue (MRR) by the end of the quarter.

By the close of Q3 2025, we plan to convert the pilots to paid contracts, add four additional subscribers, and introduce our API alert feed. Hitting those milestones should lift us to about $25 000 in MRR.

During Q4 2025 we will open the Sentivity Capital portal to the broader market, which should take us to roughly $60 000 in MRR—well past the $10 000 MRR trigger that automatically lifts the SAFE valuation cap from $6.5 million to $9 million.

Moving into Q1 2026, we expect at least ten enterprise customers on the platform and project $90 000 in MRR as we round out our political-risk analytics package.

By Q2 2026 we anticipate steady client expansion and deeper wallet share, pushing revenue to about $137 000 in MRR. Continued growth through the second half of the year should place us near $210 000 in MRR by year-end—equivalent to roughly $450 000 in annual recurring revenue (ARR) for 2026.

4875-1741-7770, v. 1

Looking further ahead, scaling to twenty-plus institutional clients and a handful of managed-signal funds is projected to deliver $240 000 in MRR early in 2027, translating to more than $1.1 million in ARR for that year.

These forecasts are based on our current sales pipeline, historical pilot performance, and conservative conversion assumptions. They remain subject to the usual execution, market, and macroeconomic risks.

---

Principal Risks

- Platform dependency: sudden API policy changes or algorithmic suppression by social networks could reduce data coverage.
- Model drift: unforeseen shifts in discourse patterns may degrade forecast accuracy; mitigated via weekly retraining.
- Regulatory & trust: heightened scrutiny of political-content analytics could impact client acquisition and user trust.

**Our People**

Rowan Martnishn:

B.S. Virginia Tech – Computational Modeling and Data Analytics

Blacksburg, VA, USA

Rowan Martnishn is the founder of Sentivity.ai and leads the development of machine learning models that power the platform. With a strong background in artificial intelligence and natural language processing, he has contributed to M&A forecasting with Navagant LLC, NLP computation for the National Endowment of the Arts, and various freelance modeling projects across industries such as healthcare and social sciences.

Vishal Green:

B.S. Virginia Tech – Computer Science

Blacksburg, VA, USA

Vishal Green is responsible for the front-end development of Sentivity.ai, ensuring an intuitive and seamless user experience. With experience in software development, artificial intelligence, and data processing, he applies his technical expertise to create interactive and accessible platforms that allow users to engage with Sentivity's AI-driven analytics.

# §227.201(e) – Number of Employees

The Company currently has ____1____ employees, full time and part time.

There are 9 additional contributors serving as unpaid interns or equity-only collaborators, none of whom are currently W-2 employees.

4875-1741-7770, v. 1

## §227.201(f) – Risks of Investing

**Required Statement:**

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Additional statement:**

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit A: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

## §227.201(g) – Target Offering Amount and Offering Deadline

**Required Statement:**

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $____ 5,000_____. If we have not raised at least the target amount by August 7th, 2025– our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $_____ 500,000 _____ maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

Loupt Portal LLC will notify investors when and if the target amount has been raised.

4875-1741-7770, v. 1

**§227.201(h) – Commitments that Exceed the Target Offering Amount**

| | |
|---|---|
| Will the Company accept commitments that exceed the Target Offering Amount? | ——x—— Yes <br> _____ No |
| What is the maximum you will accept in this Offering (it may not exceed $5,000,000)? | $_____500,000_____ |
| If Yes, how will the Company deal with the oversubscriptions? | _____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate. <br><br> ____x____ We will accept subscriptions on a first-come, first-served basis. <br><br> _____ Other (explain): |

## §227.201(i) – How the Company Intends to Use the Money Raised in the Offering

**The Company is Reasonably Sure it Will Use the Money as Follows:**

If we raise the target amount of $__5,000____:

| Use of Money | How Much (approximately) |
|---|---|
| Portal Fees | $5,000 |
| Other Costs of the Offering (*e.g.*, legal and accounting fees) | $____0_____ |
| Engineering Salaries | $_____0_____ |
| Cloud Infrastructure (AWS, OpenAI) | $_____0_____ |
| Marketing & Outreach | $____0_____ |
| Product Design / UX & UI | $_____0_____ |
| **TOTAL** | **$__5,000_____** |

If we raise the maximum goal of $___500,000___:

9

| Use of Money | How Much (approximately) |
|---|---|
| Portal Fees | 50,000 |
| Other Costs of the Offering (*e.g.*, legal and accounting fees) | $_____15,000_____ |
| Engineering Salaries | $_____180,000_____ |
| Cloud Infrastructure (AWS, OpenAI) | $_____75,000_____ |
| Marketing & Outreach | $_____95,000_____ |
| Product Design / UX & UI | $_____85,000_____ |
| **TOTAL** | **$__500,000_____** |

## §227.201(j) – The Investment Process

**To Invest**

- Review this Form C and the Campaign Page;

- If you decide to invest, press the *Invest Now* button

- Follow the instructions

The minimum amount you can invest in the offering is $__ 100.00_____. Investments above the minimum may be made in increments of $_____ 1.00_____.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit __B__.

**To Cancel Your Investment**

You can cancel all or any portion of your investment commitment until 11:59 pm EST on _____August 5th, 2025_____ (48 hours before the offering deadline).

To cancel your investment, send an email to _____ contact@investloupt.com_____ by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering, and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform.

4875-1741-7770, v. 1

## §227.201(k) – Material Changes

**Required Statement**

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

**Explanation for Investors**

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

## §227.201(l) – Price of the Securities

The Company is offering "securities" in the form of Simple Agreements for Future Equity, or "SAFEs."

A SAFE doesn't really have a purchase price. If you buy a SAFE for $100 you get a $100 SAFE. The terms of the SAFEs are described below.

## §227.201(m) – Terms of the Securities

**Overview**

The Company is offering "securities" in the form of Simple Agreements for Future Equity, or "SAFEs."

**Conversion on Future Equity Raise**

If the Company raises at least $1,000,000 in the future from the sale of its stock, the SAFE will convert into the same type of stock issued in that financing. The conversion will be based on the better of: (i) the price paid by new investors, or (ii) a price based on the Valuation Cap of $6.5 million.

**EXAMPLE:** Suppose you invest $5,000 in our SAFE. Later, the Company raises $1,000,000 with a post-money valuation of $10,000,000. The SAFE includes a valuation cap of $6,500,000. Your SAFE will convert at a price of $6.50 per share ($6,500,000 valuation cap / 1,000,000 shares), while other investors pay $10 per share. Hence, having invested $5,000, you will receive 769 shares.

**Conversion on Sale or IPO**

If the Company is sold or goes public before raising $1,000,000, you will receive the greater of: (i) The amount you paid for the SAFE (the Cash-Out Amount); or (ii) the value of the shares you would have received if your SAFE converted at a $6.5 million valuation, based on your pro-rata share of total proceeds.

4875-1741-7770, v. 1

**EXAMPLE:** Suppose you invest $5,000 in our SAFE with a valuation cap of $6,500,000. Before raising $1,000,000, the Company is sold for a price implying a post-money valuation of $12,000,000. Based on the valuation cap, your SAFE converts at a valuation of $6.50/share. You would receive the greater of $5,000 or the value of 769 shares, depending on the final distribution of proceeds.

**Liquidation**

If the Company liquidates before raising at least $1,000,000 or being sold, you will have the right to receive the amount you paid for your SAFE, without interest. However, your right to payment will be (i) subordinate to the Company's creditors, and (ii) on par with others holding SAFEs or common stock.

**Voting and Shareholder Rights**

The SAFE does not give you any voting rights in the Company or other rights as a shareholder. However, if the Company pays a dividend, you will have the right to share in the dividend.

**Limits on Transfer**

Your SAFE may not be transferred without the Company's consent.

**Modification of SAFEs**

The SAFEs may be modified by the Company and holders of 50% of the SAFEs outstanding, measured by investment amount. Thus, your SAFE may be modified without your consent.

**Who Controls the Company**

Rowan Martnishn is the sole member and managing operator of Sentivity.ai LLC and holds 100% of the voting power. No other individual or entity holds 20% or more of the voting rights in the Company.

**How the Exercise of Rights by Controlling Persons Could Affect You**

The individuals who control the Company could take many actions that would affect the holders of the SAFEs, including these:

- They could make bad decisions, harming the Company.

- They could devote less time to the Company than it requires.

- They could issue securities with rights superior to those of the SAFEs.

- They could pay themselves excessive compensation.

- They could hire friends or relatives and pay them more than they're worth.

- They could enter into leases, loans, and other contracts with the Company on terms that are not fair to the Company.

- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

4875-1741-7770, v. 1

**Obligation to Contribute Capital**

Once you pay for your SAFE you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

**Preemptive Rights**

Owners of SAFEs to not have preemptive rights, *i.e.*, the right to buy securities issued by the Company in the future.

**Risks Associated with Minority Ownership**

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you will be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

**Other Classes of Securities**

Immediately before the offering of SAFEs, the Company had the following securities outstanding:

| Type | Number or Amount | Characteristics (Voting Rights, Etc.) |
|------|------------------|----------------------------------------|
| LLC Interests | 100% | Held solely by Rowan Martnishn, full voting power |
| | | |

# §227.201(n) – The Funding Portal

The Company is offering its securities through Loupt Portal LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 7-446 and the Funding Portal Registration Depository (FPRD) number is 328217.

# §227.201(o) – Compensation of the Funding Portal

The Company will compensate Loupt Portal LLC as follows:

- An administrative fee of $__0_____; plus

4875-1741-7770, v. 1

- A success fee equal to 12.5% of the amount raised, calculated after reimbursing Loupt Portal LLC for any out-of-pocket third-party expenses it incurs on behalf of the issuer in connection with the offering. In addition, Loupt Portal LLC will receive securities equal to 5% of the maximum target offering amount, delivered through a SAFE on the same terms offered to investors.

Loupt Portal LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering [(except for the compensation described above)], nor is there any arrangement for Loupt Portal LLC to acquire an interest.

## §227.201(p) – Indebtedness of the Company

There is no material indebtedness of the Company.

## §227.201(q) – Other Offerings of Securities within the Last Three Years

There are no other offerings of securities within the last three years.

## §227.201(r) – Transactions Between the Company and "Insiders"

There are no transactions between the Company and "Insiders".

4875-1741-7770, v. 1

## §227.201(s) – The Company's Financial Condition

**Liquidity**

As of April 5, 2025, Sentivity.ai had approximately $1,000 in cash on hand and no outstanding liabilities. The Company is currently dependent on external capital — including the proceeds of this Regulation Crowdfunding offering — to continue operations, cover development costs, and support business growth. Without additional funding, the Company will be unable to scale its team or launch its consumer-facing product.

**Capital Resources**

To date, the Company has been funded by the founder's personal contributions totaling approximately $670. The Company has not taken on any outside investment, nor does it maintain any credit facilities, loans, or lines of credit. We intend to raise up to $500,000 through this Regulation Crowdfunding campaign to support product development, infrastructure costs, and initial go-to-market operations.

**Historical Results of Operations**

Sentivity.ai was formed in February 2025 and has not generated any revenue to date. The Company's expenses have primarily been related to domain registration, design assets, and cloud infrastructure, totaling approximately $660 as of April 5, 2025. The Company has not yet entered commercial operations and remains in the product development and beta testing phase.

**Changes and Trends**

Sentivity.ai is developing AI-powered sentiment intelligence tools in a rapidly evolving technological and regulatory landscape. There has been increased interest in sentiment and discourse analysis tools, especially those addressing online extremism and social toxicity. The Company anticipates strong demand for B2C mental health products and B2B sentiment forecasting tools, particularly in the finance, political, and media sectors. However, macroeconomic uncertainty and changing data privacy regulations could impact business development or access to social media data sources in the future.

## §227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit D: Financial Statements*

## §227.201(u) – Disqualification Events

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

4875-1741-7770, v. 1

## §227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Platform.

## 227.201(w) – Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on their website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

## §227.201(x) – Our Compliance with Reporting Obligations

**Explanation for Investors**

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

## §227.201(y) – Other Important Information Prospective Investors Should Know About

Sentivity.ai LLC is developing a business-to-business sentiment-intelligence platform that transforms raw social-media discourse into forward-looking signals for hedge funds, political-risk analysts, and enterprise communications teams. Our models are designed to anticipate market moves, narrative swings, and reputational threats several days before they surface in traditional analytics.

**Key considerations for prospective investors**

1. We are pre-revenue today, though paid pilots are in the pipeline; all projections are forward-looking and subject to change.

2. Our data supply depends on continued access to public-platform APIs; abrupt policy shifts could slow growth or require model adjustments.

3. Regulations around political and financial-market analytics are evolving; we conduct ongoing compliance reviews but cannot eliminate future rule-change risk.

4875-1741-7770, v. 1

# SENTIVITY.AI LLC

## Signature Page for Form C

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq*.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

**Sentivity.ai LLC**

DATED: __04/25/2025__    By *Rowan Martnishn*

Rowan Martnishn, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq*.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

*Rowan Martnishn*                    04/25/2025

Rowan Martnishn, CEO                 Date

*Vishal Green*                       04/25/2025

Vishal Green, President              Date